News release

Sun Life

Sun Life announces election of directors

TORONTO, ON – (May 12, 2023) - Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) announced that the 12 nominees listed in the management information circular dated March 17, 2023 were elected as directors of the Company. The detailed results of the vote held yesterday at its annual meeting of common shareholders are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Deepak Chopra	312,405,280	99.3%	2,296,950	0.7%
Stephanie L. Coyles	310,141,079	98.6%	4,561,151	1.4%
Ashok K. Gupta	313,509,621	99.6%	1,192,609	0.4%
M. Marianne Harris	310,956,907	98.8%	3,745,323	1.2%
David H. Y. Ho	313,446,400	99.6%	1,255,830	0.4%
Laurie G. Hylton	313,201,489	99.5%	1,500,741	0.5%
Helen M. Mallovy Hicks	313,203,912	99.5%	1,498,318	0.5%
Marie-Lucie Morin	313,614,443	99.7%	1,087,787	0.3%
Joseph M. Natale	313,945,805	99.8%	756,425	0.2%
Scott F. Powers	308,556,823	98.0%	6,145,407	2.0%
Kevin D. Strain	314,026,559	99.8%	675,671	0.2%
Barbara G. Stymiest	307,712,811	97.8%	6,989,419	2.2%

The voting results on all matters voted at the annual meeting of common shareholders will be available on www.sunlife.com and through Canadian and U.S. securities regulators at www.sedar.com and www.sec.gov, respectively.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2023, Sun Life had total assets under management of $1.36 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:
Krista Wilson
Director
Corporate Communications
T. 226-751-2391
krista.wilson@sunlife.com

Investor Relations Contact:
Yaniv Bitton
Vice-President, Head of Investor
Relations & Capital Markets
T. 416-979-6496
yaniv.bitton@sunlife.com